 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 26, 2017

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

  Yes ___      No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. Reports Second Quarter 2017 Financial Results in an investor conference” dated July 26, 2017.

2.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. Second Quarter 2017 Results” dated July 26, 2017.

3.	Taiwan Stock Exchange filing entitled, “To announce the purchase of photovoltaic equipment and construction on behalf of TronGen Power Corporation, a subsidiary of AUO” dated July 26, 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: July 26, 2017	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Reports NT$9.83 Billion Net Profit Attributable to Owners of the Company for Second Quarter 2017

Issued by: AU Optronics Corp.
Issued on: July 26, 2017

Hsinchu, Taiwan, July 26, 2017–

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investor conference and announced its consolidated financial results for the second quarter of 2017(1).

AUO’s consolidated revenues for the second quarter of 2017 were NT$84.41 billion, down by 4.7% from the previous quarter. Net profit attributable to owners of the Company for the second quarter of 2017 was NT$9.83 billion, with a basic EPS(2) of NT$1.02.

For the first half of 2017, AUO reported consolidated revenues of NT$172.97 billion. Net profit attributable to owners of the Company was NT$19.31 billion, with a basic EPS(2) of NT$2.01.

In the second quarter of 2017, large-sized panel(3) shipments totaled 26.84 million units, down by 1.4% quarter-over-quarter. Shipments of small-and-medium-sized panels in the same quarter were around 38.65 million units, up by 6.1% quarter-over-quarter.

Highlights of consolidated results for the second quarter of 2017:

•	Revenues of NT$84.41 billion

•	Operating profit of NT$11.68 billion

•	Net profit attributable to owners of the Company at NT$9.83 billion

•	Basic EPS(2) of NT$1.02

•	Gross margin was 20.3%

•	Operating margin was 13.8%

•	EBITDA(4) margin was 24.5%

•	Operating margin of Display Segment was 14.8%

•	EBITDA(4) margin of Display Segment was 25.5%

1/3

News Release

Although the second quarter is not traditionally a high season, the Company has maintained its operational results at high levels. The quarterly revenues decreased 4.7% to NT$84.41 billion from the previous quarter under the influence of New Taiwan Dollars appreciating against US dollars. Despite such influence, the Company was still able to achieve good results, where the operating profit reached NT$11.68 billion and net profit attributable to owners of the Company reached NT$9.83 billion. As for the Display Segment, the Company has achieved operating profit margin of 14.8% and EBITDA margin of 25.5%, which were maintained at high levels. Regarding the financial structure of the Company, inventory turnover days were 35 days, a healthy low level. Net debt to equity ratio decreased to 10.4%, which was the lowest level since the second quarter of 2004.

As we enter into the higher season in the second half, brand customers are having more promotional events. The Company will work with its customers to prepare for the higher season demand, with a hope that the TV end market will regain its growth momentum under the collaboration between the Company and its customers. On the other hand, the Company will focus on advanced technologies and persist with value-up and differentiation strategy, in order to create higher value for the Company and its customers.

(1) All financial information was prepared by the Company in accordance with Taiwan IFRS.

(2) Basic EPS in the second quarter of 2017 and the first half of 2017 were calculated based on the weighted average outstanding shares of the first half of 2017 (9,624 million shares).

(3) Large size refers to panels that are 10 inches and above.

(4) EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.

###

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.2 inches to 85 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008 and provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index from 2010 to 2016. AUO’s consolidated net revenues in 2016 were NT$329.09 billion. For more information, please visit AUO.com.

2/3

News Release

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release include “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on March 30, 2017. In addition, our SEC reports, including our Annual Report on Form 20-F contains other information on these and other factors that could affect our financial results and cause actual results to differ materially from any forward-looking information we may provide. We undertake no obligation to update or revise any forward-looking statements to reflect subsequent events, new information or future circumstances.

For more information, please contact:

Gwen Ting	Jessie Lee
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 7259	Tel: +886-3-5008800 ext 3206
Fax: +886-3-5772730	Fax: +886-3-5772730
Email: gwen.ting@auo.com	Email : jessie.jc.lee@auo.com

3/3

Item 2

AU Optronics Corp.

Second Quarter 2017 Results Investor Conference

友達光電

2017年第二季法人說明會

 Jul. 26, 2017

Second Quarter 2017 Results Investor Conference

友達光電

2017年第二季法人說明會

Jul. 26, 2017

Safe Harbor Notice

• The statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations.

• Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

• Beginning on January 1, 2013, we have adopted the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) to the extent endorsed by the ROC Financial Supervisory Commission (“FSC”) (“Taiwan IFRS”) for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. All financial information contained herewithin is presented in conformity with Taiwan IFRS. Readers should be cautioned that Taiwan IFRS differs in many material respects from IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC.

Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Statement of Comprehensive Income

Selected Items from Statement of Comprehensive Income

Amount : NT$ Million

	2Q17		1Q17		QoQ %	2Q16	
Net Sales	**84,412**	**100.0%**	**88,557**	**100.0%**	**(4.7%)**	**80,091**	**100.0%**
Cost of Goods Sold	(67,292)	(79.7%)	(71,124)	(80.3%)	(5.4%)	(74,527)	(93.1%)
Gross Profit	**17,121**	**20.3%**	**17,433**	**19.7%**	**(1.8%)**	**5,564**	**6.9%**
Operating Expenses	(5,445)	(6.5%)	(5,415)	(6.1%)	0.5%	(5,449)	(6.8%)
Operating Profit	**11,676**	**13.8%**	**12,017**	**13.6%**	**(2.8%)**	**116**	**0.1%**
Net Non-operating Expenses	(32)	(0.0%)	(68)	(0.1%)	(52.8%)	(356)	(0.4%)
Profit(Loss) before Tax	**11,644**	**13.8%**	**11,950**	**13.5%**	**(2.6%)**	**(240)**	**(0.3%)**
Net Profit(Loss)	**8,946**	**10.6%**	**9,435**	**10.7%**	**(5.2%)**	**(804)**	**(1.0%)**
Net Profit(Loss) Attributable to Owners of Company	**9,830**	**11.6%**	**9,479**	**10.7%**	**3.7%**	**(572)**	**(0.7%)**
Basic EPS (NT$)[(a)]	**1.02**		**0.98**		**4.1%**	**(0.06)**	
Operating Profit + D&A	**20,682**	**24.5%**	**22,028**	**24.9%**	**(6.1%)**	**9,978**	**12.5%**
Display Segment Information:							
Net Sales	79,914	100.0%	83,448	100.0%	(4.2%)	73,956	100.0%
Operating Profit(Loss)	11,804	14.8%	12,387	14.8%	(4.7%)	(224)	(0.3%)
Operating Profit + D&A	20,389	25.5%	21,974	26.3%	(7.2%)	9,173	12.4%
Unit Shipments (mn)[(b)]							
Large Size Panels	**26.8**		**27.2**		**(1.4%)**	**28.5**	
Small & Medium Size Panels	**38.7**		**36.4**		**6.1%**	**42.5**	

© 2017 AU Optronics Corporation – Proprietary and Confidential

3

Statement of Comprehensive Income

Selected Items from Statement of Comprehensive Income

a) Basic EPS in both 2Q17 and 1Q17 were calculated based on the weighted average outstanding shares of the first half of 2017 (9,624m shares); Basic EPS in 2Q16 was calculated based on the weighted average outstanding shares of 2016 (9,624m shares).

b) Large size refers to panels that are 10 inches and above

Consolidated Balance Sheet Highlights

Amount : NT$ Million

	2Q17	1Q17	QoQ %	2Q16
Cash & ST Investment[(a)]	102,801	85,484	20.3%	72,954
Inventory	25,540	25,645	(0.4%)	27,754
Short Term Debt[(b)]	19,032	18,892	0.7%	22,669
Long Term Debt	105,676	104,547	1.1%	94,670
Equity	211,145	205,650	2.7%	191,310
Total Assets	441,143	425,305	3.7%	417,385

Inventory Turnover (Days)[(c)]	**35**	**34**		**36**
Net Debt to Equity[(d)]	**10.4%**	**18.5%**		**23.2%**

© 2017 AU Optronics Corporation – Proprietary and Confidential
4

Consolidated Balance Sheet Highlights

a) Excluding time deposit with maturity longer than 3 months (NT$0m in 2Q17,1Q17 and 2Q16 )

b) Short term debt refers to all interest bearing debt maturing within one year

c) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

d) Net Debt to Equity = (Short Term Debt + Long Term Debt - Cash and ST Investment) / Equity

Consolidated Cash Flow Highlights

Amount : NT$ Million

	2Q17	1Q17	QoQ
From Operating Activities	**24,627**	**17,285**	**7,342**
Profit before Tax	11,644	11,950	(306)
Depreciation & Amortization	9,006	10,010	(1,004)
Net Change in Working Capital	3,955	(4,109)	8,064
From Investing Activities	**(8,750)**	**(9,540)**	**790**
Capital Expenditure	(8,264)	(9,953)	1,689
From Financing Activities	**1,077**	**(75)**	**1,152**
Net Change in Debt	1,088	(53)	1,140
Net Change in Cash [(a)]	**17,317**	**5,292**	**12,025**

© 2017 AU Optronics Corporation – Proprietary and Confidential

5

Consolidated Cash Flow Highlights

a) In addition to cash generated from operating, investing and financing activities, net change in cash also include effect on currency exchange of foreign subsidiaries

Display Revenue Breakdown by Application

100%
80%
60%
40%
20%
0%
46%
14%
17%
4%
19%
46%
15%
17%
5%
17%
48%
15%
17%
5%
15%
48%
16%
17%
5%
14%
49%
14%
17%
4%
16%
2Q16
3Q16
4Q16
1Q17
2Q17
TV
Monitor
Mobile PC
Mobile Device
Commercial and Others

© 2017 AU Optronics Corporation – Proprietary and Confidential

6

Display Revenue Breakdown by Application

– Mobile PC : including Notebook and Tablet displays

– Mobile Device : including displays for mobile phones and other related products

– Commercial and Others: including displays for automobile, industrial PC, ATM, point of sale (POS), pachinko, and etc.

Display Revenue Breakdown by Size

100%
80%
60%
40%
20%
0%
30%
28%
27%
29%
31%
13%
15%
17%
16%
15%
15%
15%
16%
16%
16%
26%
26%
25%
24%
24%
16%
16%
15%
15%
14%
2Q16
3Q16
4Q16
1Q17
2Q17
>=50"
39"<=size<50"
20"<=size<39"
10"<=size<20"
size<10"

© 2017 AU Optronics Corporation – Proprietary and Confidential

7

Display Revenue Breakdown by Size

Consolidated Shipments & ASP by Area

Shipments in square meter
(K m²)
7,000
3,500
0
6,492
6,617
6,458
6,196
6,187
2Q16
3Q16
4Q16
1Q17
2Q17

ASP per square meter
(US$)
500
400
300
200
$340
$372
$413
$421
$415
2Q16
3Q16
4Q16
1Q17
2Q17

© 2017 AU Optronics Corporation – Proprietary and Confidential
8

Consolidated Shipments & ASP by Area

Shipments in square meter

ASP per square meter

– ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Customs Administration, Ministry of Finance of each respective quarter

Consolidated Small & Medium Panel Shipments by Area & Revenues

Shipments in square meter
(K m²)
400
300
200
100
0
352.0
334.4
307.1
324.0
332.5
2Q16
3Q16
4Q16
1Q17
2Q17

(NT$ bn)
Revenues
20.0
16.0
12.0
8.0
4.0
0.0
11.6
12.6
12.6
12.2
11.1
2Q16
3Q16
4Q16
1Q17
2Q17

© 2017 AU Optronics Corporation – Proprietary and Confidential

9

Consolidated Small & Medium Panel

Shipments by Area & Revenues

Shipments in square meter

Revenues

– Small & Medium size refers to panels that are under 10 inches

www.auo.com
ir@auo.com

© 2017 AU Optronics Corporation – Proprietary and Confidential
10

www.auo.com

ir@auo.com

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Statements of Comprehensive Income

For the Three Months Ended June 30, 2017 and 2016 and March 31, 2017

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

		Year over Year Comparison					Sequential Comparison
		2Q17		2Q16			2Q17		1Q17
	USD	NTD	%	NTD	YoY%	USD	NTD	%	NTD	QoQ%
Net Sales	2,779	84,412	100.0	80,091	5.4	2,779	84,412	100.0	88,557	(4.7)
Cost of Goods Sold	2,215	67,292	79.7	74,527	(9.7)	2,215	67,292	79.7	71,124	(5.4)
Gross Profit	564	17,121	20.3	5,564	207.7	564	17,121	20.3	17,433	(1.8)

Operating Expenses	179	5,445	6.5	5,449	(0.1)	179	5,445	6.5	5,415	0.5
Operating Profit(Loss)	384	11,676	13.8	116	9,992.5	384	11,676	13.8	12,017	(2.8)

Net Non-operating Income(Expenses)	(1)	(32)	(0.0)	(356)	(91.0)	(1)	(32)	(0.0)	(68)	(52.8)
Profit(Loss) before Income Tax	383	11,644	13.8	(240)	－	383	11,644	13.8	11,950	(2.6)

Income Tax Expense	(89)	(2,698)	(3.2)	(563)	378.8	(89)	(2,698)	(3.2)	(2,515)	7.3
Net Profit(Loss)	294	8,946	10.6	(804)	－	294	8,946	10.6	9,435	(5.2)

Other Comprehensive Income(Loss)	67	2,023	2.4	(1,489)	－	67	2,023	2.4	(3,454)	－
Total Comprehensive Income(Loss)	361	10,969	13.0	(2,293)	－	361	10,969	13.0	5,981	83.4

Net Profit(Loss) Attributable to:
Owners of Company	324	9,830	11.6	(572)	－	324	9,830	11.6	9,479	3.7
Non-Controlling Interests	(29)	(883)	(1.0)	(231)	282.1	(29)	(883)	(1.0)	(45)	1,882.3
Net Profit(Loss)	294	8,946	10.6	(804)	－	294	8,946	10.6	9,435	(5.2)

Total Comprehensive Income(Loss) Attributable to:
Owners of Company	382	11,596	13.7	(1,421)	－	382	11,596	13.7	6,916	67.7
Non-Controlling Interests	(21)	(627)	(0.7)	(872)	(28.1)	(21)	(627)	(0.7)	(936)	(33.0)
Total Comprehensive Income(Loss)	361	10,969	13.0	(2,293)	－	361	10,969	13.0	5,981	83.4

Basic Earnings Per Share	0.03	1.02		(0.06)		0.03	1.02		0.98
Basic Earnings Per ADS(2)	0.34	10.21		(0.59)		0.34	10.21		9.85
Weighted-Average Shares Outstanding ('M)		9,624		9,624			9,624		9,624

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.38 per USD as of June 30, 2017

  (2) 1 ADS equals 10 common shares

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Balance Sheets

June 30, 2017 and 2016

(Expressed in Millions of New Taiwan Dollars (NTD) and USDollars (USD))

		June 30, 2017		June 30, 2016		YoY
ASSETS	USD	NTD	%	NTD	%	NTD	%
Cash and Cash Equivalents	3,384	102,801	23.3	72,954	17.5	29,846	40.9
Notes & Accounts Receivables	1,478	44,912	10.2	37,424	9.0	7,488	20.0
Other Current Financial Assets	17	508	0.1	1,991	0.5	(1,482)	(74.5)
Inventories	841	25,540	5.8	27,754	6.6	(2,214)	(8.0)
Other Current Assets	244	7,409	1.7	5,300	1.3	2,109	39.8
Total Current Assets	5,963	181,170	41.1	145,423	34.8	35,747	24.6

Long-term Investments	318	9,657	2.2	14,528	3.5	(4,871)	(33.5)
Net Fixed Assets	7,113	216,105	49.0	214,059	51.3	2,046	1.0
Other Non-Current Assets	1,126	34,211	7.8	43,375	10.4	(9,164)	(21.1)
Total Non-Current Assets	8,557	259,973	58.9	271,962	65.2	(11,989)	(4.4)

Total Assets	14,521	441,143	100.0	417,385	100.0	23,758	5.7

LIABILITIES

Short-term Borrowings	71	2,160	0.5	1,576	0.4	584	37.1
Accounts Payable	1,740	52,855	12.0	57,109	13.7	(4,254)	(7.4)
Current Installments of Long-term Borrowings	555	16,872	3.8	21,093	5.1	(4,222)	(20.0)
Current Financial Liabilities	8	251	0.1	113	0.0	138	122.8
Accrued Expense & Other Current Liabilities	1,204	36,577	8.3	31,277	7.5	5,300	16.9
Machinery and Equipment Payable	314	9,537	2.2	11,224	2.7	(1,687)	(15.0)
Total Current Liabilities	3,892	118,252	26.8	122,392	29.3	(4,140)	(3.4)

Long-term Borrowings	3,478	105,676	24.0	94,670	22.7	11,006	11.6
Non-Current Financial Liabilities	0	0	0.0	8	0.0	(8)	(100.0)
Other Non-Current Liabilities	200	6,071	1.4	9,005	2.2	(2,935)	(32.6)
Total Non-Current Liabilities	3,678	111,746	25.3	103,683	24.8	8,063	7.8

Total Liabilities	7,571	229,998	52.1	226,075	54.2	3,923	1.7

EQUITY
Common Stock	3,168	96,242	21.8	96,242	23.1	0	0.0
Capital Surplus	1,976	60,022	13.6	60,428	14.5	(406)	(0.7)
Retained Earnings	1,256	38,160	8.7	10,988	2.6	27,172	247.3
Other Equity	(1)	(18)	0.0	3,114	0.7	(3,132)	－
Non-Controlling Interests	551	16,738	3.8	20,536	4.9	(3,799)	(18.5)
Total Equity	6,950	211,145	47.9	191,310	45.8	19,836	10.4

Total Liabilities & Equity	14,521	441,143	100.0	417,385	100.0	23,758	5.7

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.38 per USD as of June 30, 2017

 (2) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Cash Flow Statements

For the Period Ended June 30, 2017 and 2016

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1H 2017		1H 2016
	USD	NTD	NTD
Cash Flow from Operating Activities:

Profit(Loss) before Income Taxes	777	23,594	(5,525)
Depreciation & Amortization	626	19,017	19,774
Share of Profit of Equity-Accounted Investees	(3)	(88)	(160)
Changes in Working Capital	(5)	(154)	2,207
Changes in Others	(15)	(456)	(1,472)
Net Cash Provided(Used) by Operating Activities	1,380	41,912	14,824

Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(600)	(18,216)	(26,355)
Proceeds from Disposal of Property, Plant and Equipment	17	504	207
Acquisition of Equity-Accounted Investees and Financial Assets Carried at Cost	(0)	(14)	(67)
Decrease(Increase) in Other Financial Assets	1	22	(29)
Decrease(Increase) in Intangible Assets	(6)	(193)	(190)
Decrease(Increase) in Other Assets	(13)	(393)	(16)
Net Cash Provided(Used) in Investing Activities	(602)	(18,290)	(26,450)

Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	54	1,634	(18)
Increase(Decrease) in Long-term Borrowings	(20)	(599)	8,100
Increase(Decrease) in Guarantee Deposits	(1)	(44)	(23)
Changes in Non-Controlling Interests and Others	0	11	(1,625)
Net Cash Provided(Used) by Financing Activities	33	1,002	6,435

Effect of Exchange Rate Changes on Cash	(66)	(2,015)	(735)
Net Increase(Decrease) in Cash and Cash Equivalents	744	22,609	(5,926)
Cash and Cash Equivalents at Beginning of Period	2,640	80,191	78,881
Cash and Cash Equivalents at End of Period	3,384	102,801	72,954

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.38 per USD as of June 30, 2017

Item 3

AU Optronics Corp.

July 26, 2017

English Language Summary

Subject: To announce the purchase of photovoltaic equipment and construction on behalf of TronGen Power Corporation, a subsidiary of AUO

Regulation: Published pursuant to Article 4-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2017/07/26

Contents:

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Photovoltaic equipment and construction.

2.	Date of the occurrence of the event:2017/07/03~2017/07/26

3.	Transaction volume (e.g.XX square meters, equivalent to XX p'ing),

unit price, total transaction price:

unit price, total transaction price:NT$326,550 thousand/set and NT$326,550 thousand totally.

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Counterparty: AU Optronics Corp.("AUO")

Relationship: AUO is the parent company of TronGen Power Corp.

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

Reason for choosing: AUO is well experienced in photovoltaic system construction.

Identity of the previous owner:N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Subjet to the contracts

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: The Board of Directors to authorize the chairman to decide this transaction.

10.	Name of the professional appraisal institution and its appraisal amount :N/A

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A

12.	Is the appraisal report price a limited price or specific price?:N/A

13.	Has an appraisal report not yet been obtained?:No

14.	Reason for an appraisal report not been obtained:N/A

15.	Broker and broker's fee:N/A

16.	Concrete purpose or use of the acquisition or disposal: To construct photovoltaic system.

17.	Do the directors have any objection to the present transaction?: N/A

18.	Any other matters that need to be specified: No